UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson
Chief Financial Officer and General Counsel
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453
(781) 894-9770
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-2626

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a letter to the dealers and partners of Steinway & Sons and a letter to the dealers and partners of Conn-Selmer, each from Christopher W. Anderson, Partner of Kohlberg & Company, L.L.C., dated July 12, 2013, relating to the proposed acquisition of Steinway Musical Instruments, Inc. (the “Company”) by KSTW Holdings, Inc. (“Parent”) and KSTW Acquisition, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated June 30, 2013, by and among the Company, Parent and Acquisition Sub.

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Acquisition Sub intends to file with the Securities and Exchange Commission.  At the time the tender offer is commenced, Acquisition Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction.  When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

Letter to the Dealers and Partners of Steinway & Sons

July 12, 2013

To the dealers and partners of Steinway & Sons:

On behalf of Kohlberg & Company, I am writing to communicate our sincere enthusiasm about our pending acquisition of Steinway Musical Instruments and to share some background on Kohlberg and our goals for the future of Steinway as a private company.

Kohlberg & Company is a leading private equity firm located in Mount Kisco, New York, a suburb of New York City.  Since our founding in 1987, we have built a distinguished track record of investing in market-leading companies and earned a position as one of America’s premier private investment firms.  We are particularly proud of our successful growth-oriented investments in other global branded consumer products companies, including Bauer Hockey and Singer Sewing, each of which was centered on a longstanding iconic brand and products supported by passionate dealers and consumers worldwide.

We are thrilled by the opportunity to invest in Steinway and help carry on and expand the Steinway tradition.  We share Steinway’s pride in its great heritage and its unique manufacturing processes that ensure that every Steinway piano produced meets unsurpassed quality standards and the expectations of the most demanding pianists in the world.  We recognize Steinway’s preeminent position in the musical community and we feel fortunate to have been selected to partner with Steinway and extend its commitment to produce the world’s finest pianos.

We are confident that the future for Steinway will bring yet another great chapter in the life of this esteemed organization.  As a private company, free from the short-term financial constraints of publicly-traded companies, Steinway will have greater flexibility to plan and invest with a long-term perspective that will benefit its products, dealers, artists, and all other partners.  Our two main goals for Steinway are to:

1.              Preserve and support everything that makes a Steinway piano special, including its skilled employees, carefully refined and exacting manufacturing processes, unwavering commitment to the highest product quality standards, and dedication to all members of the musical community, and

2.              Help bring the joy of playing and owning a Steinway to more artists and customers in countries throughout the world.

We look forward to much success together as we build upon the great legacy of Steinway & Sons.

Sincerely Yours,

Chris Anderson
Partner, Kohlberg & Company

Kohlberg & Company, L.L.C.	111 Radio Circle Mount Kisco, NY 10549	www.kohlberg.com

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Steinway Musical Instruments, Inc. (the “Company”) referred to in this letter has not yet commenced.  This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Acquisition Sub intends to file with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This letter contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction.  When used in this letter, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Letter to the Dealers and Partners of Conn-Selmer

July 12, 2013

To the dealers and partners of Conn-Selmer:

On behalf of Kohlberg & Company, I am writing to communicate our sincere enthusiasm about our pending acquisition of Steinway Musical Instruments and to share some background on Kohlberg and our goals for the future of Conn-Selmer.

Kohlberg & Company is a leading private equity firm located in Mount Kisco, New York, a suburb of New York City. Since our founding in 1987, we have built a distinguished track record of investing in market-leading companies and earned a position as one of America’s premier private investment firms. We are particularly proud of our successful growth-oriented investments in other global branded consumer products companies, including Bauer Hockey and Singer Sewing, each of which was centered on longstanding iconic brands and products supported by passionate dealers and consumers worldwide.

We are thrilled by the opportunity to partner with the people of Conn-Selmer and help accelerate Conn-Selmer’s growth trends, with a continued emphasis on high-quality products and dependable service to its dealers, partners and end-users. We share Conn-Selmer’s pride in its universally respected brands and are committed to preserving its tradition of innovation and superior musical performance. In addition, we are dedicated to upholding Conn-Selmer’s quality and service standards and recognize the importance of the company’s skilled American employees in maintaining the distinction of its handcrafted instruments. We appreciate Conn-Selmer’s importance to musical instrument dealers, educators, students, and professional musicians, and we look forward to helping strengthen its relationships with all of these important partners.

We are confident that the future will bring another great chapter in the life of Conn-Selmer and its revered brands. As a private company, free from the short-term financial constraints of publicly-traded companies, Conn-Selmer will have greater flexibility to plan and invest with a long-term perspective that will benefit its products, dealers, artists, and all other partners. Our two main goals for Conn-Selmer are to:

1.              Preserve and support everything that makes Conn-Selmer’s instruments special, including its skilled employees, quality manufacturing processes, partnerships with its dealers and educators who are committed to excellence in their school programs, and unwavering support for music education and advocacy, and

2.              Help bring the joy of playing and owning Conn-Selmer’s instruments to more artists, schools and students throughout the world.

We look forward to much success together as we build upon the great legacy of Conn-Selmer.

Sincerely Yours,

Chris Anderson
Partner, Kohlberg & Company

Kohlberg & Company, L.L.C.	111 Radio Circle Mount Kisco, NY 10549	www.kohlberg.com

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Steinway Musical Instruments, Inc. (the “Company”) referred to in this letter has not yet commenced. This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Acquisition Sub intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This letter contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this letter, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.